Filed Pursuant to Rule 433
Registration No. 333-186969
March 12, 2013

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated March 12, 2013)
Issuer:	Georgia Power Company
Security:	Series 2013B Floating Rate Senior Notes due March 15, 2016
Expected Ratings:*	A3/A/A+ (Moody's/Standard & Poor's/Fitch)
Size:	$250,000,000
Public Offering Price:	100%
Maturity Date:	March 15, 2016
Optional Redemption Terms:	Callable in whole or in part on or after March 15, 2014 at par
Interest and Interest Payment Dates:
Floating rate based on the three-month LIBOR rate (calculated as described in the Preliminary Prospectus Supplement), plus 0.32%, reset quarterly, and payable on March 15, June 15, September 15 and December 15 of each year, commencing June 15, 2013

Day Count Convention / Business Day Convention:	Actual / 360; Modified Following, Adjusted
Format:	SEC Registered
CUSIP/ISIN:	373334KB6 / US373334KB60
Trade Date:	March 12, 2013
Expected Settlement Date:	March 15, 2013 (T+3)
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated
Co-Manager:	CastleOak Securities L.P.
Concurrent Offering:
$400,000,000 Series 2013A 4.30% Senior Notes due March 15, 2043, expected to be issued on March 15, 2013. The closing of the offering of the Series 2013B Senior Notes is not contingent on the closing of the concurrent offering.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0791, Barclays Capital Inc. toll-free at 1-888-603-5847, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.